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                              October 24, 2023

       Erick Deneb Flores Garcia
       Chief Executive Officer
       Blue Room Acquisition Corp.
       136 Madison Ave, Floors 5&6
       NY, NY 10016

                                                        Re: Blue Room
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
27, 2023
                                                            CIK No. 0001995321

       Dear Erick Deneb Flores Garcia :

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors, page 36

   1. We note your risk factor discussion of the U.S. federal excise tax pursuant to the Inflation
                                                        Reduction Act. Please
revise your disclosure to include additional risk factors including the risk of the excise
tax applying to liquidations that are not implemented to fall within the meaning of
complete liquidation    in Section 331 of the Internal Revenue
                                                        Code and any
extensions, depending on the timing of the extension relative to when the
                                                        SPAC completes a
business combination or liquidates. Please also describe the risk that if existing SPAC investors
elect to redeem their shares such that their redemptions would subject the SPAC to the
stock buyback excise tax, the remaining shareholders that did not elect to redeem may
economically bear the impact of the excise tax.
       We may not be able to complete an initial business combination . . ., page 64

   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please include this information in your
 Erick Deneb Flores Garcia
Blue Room Acquisition Corp.
October 24, 2023
Page 2
       risk factor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding the financial statements and related matters. Please contact Catherine
De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameErick Deneb Flores Garcia
                                                            Division of
Corporation Finance
Comapany NameBlue Room Acquisition Corp.
                                                            Office of Real
Estate & Construction
October 24, 2023 Page 2
cc:       Wei Wang, Esq.
FirstName LastName